Hollinger Inc.
Status Update: December 15 , 2006

TORONTO, Ontario, December 15, 2006 -- Hollinger Inc. ("Hollinger" or “the Company”) (TSX:HLG.C) (TSX:HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended (the "MCTO"), was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as the MCTO is revoked. Reference should be made to Status Updates and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

On December 8, 2006, 10 Toronto Street Inc., a wholly owned subsidiary of the Company, announced it had entered into an agreement of purchase and sale with Morgan Meighen & Associates in respect of the real property located at 10 Toronto Street, Hollinger's Toronto corporate office, for a purchase price of $14 million. The transaction is expected to close in May, 2007.

Domgroup Ltd., a wholly owned subsidiary of the Company, has entered into an agreement of purchase and sale with Charis Developments Ltd. in respect of the real property located at 280 Hurontario Street, Collingwood, Ontario for a purchase price of $2.81 million.  The transaction is expected to close at the end of January, 2007.

On December 7, 2006, the Company obtained a decision from certain Canadian securities regulatory authorities which, among other things, permits the Company to file financial statements for periods ending on or after December 31, 2003 using the fair value basis. The receipt of this decision marks the end of a lengthy process that established a basis upon which the Company can now update its continuous disclosure record in light of the Company's unique circumstances. The Company now intends to finalize and file financial statements for the financial years ended December 31, 2003, 2004, and 2005 and March 31, 2006 as well as interim financial statements for the current fiscal year and other continuous disclosure documents with a view to bringing its disclosure filings current and compliant with applicable law. Once these documents are filed, the Company will apply to the Ontario Securities Commission for the revocation of the MCTO. The Company is required by the recent decision to complete its filings within 90 days of the date of the decision. The full text of the decision is appended to this Update.

On December 13, 2006, Sun-Times Media Group, Inc. ("Sun-Times", formerly Hollinger International Inc.) announced that its Board of Directors has voted to suspend Sun-Times' regular quarterly dividend of five cents ($0.05) per share.

By order made December 14, 2006, the Ontario Superior Court of Justice extended the time for calling an Annual Meeting of Shareholders of the Company to January 31, 2007. The Company currently expects to call a meeting of shareholders shortly after it has updated its continuous disclosure documents as described above.

Financial Statements

Hollinger has been unable to file its annual financial statements, Management's Discussion & Analysis and Annual Information Form for the fiscal years ended December 31, 2003, 2004 and 2005 and for its new fiscal year ended March 31, 2006 on a timely basis as required by Canadian securities legislation. Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30 in each of its 2004 and 2005 fiscal years and for the fiscal quarters ended June 30 and September 30, 2006. As disclosed above, the Company has obtained a decision dated December 7, 2006 from certain Canadian securities regulatory authorities which, among other things, permits the Company to file financial statements for periods ending on or after December 31, 2003 using the fair value basis.  The decision requires the Company to file its financial statements within ninety (90) days of the date of the order.

Supplemental Financial Information

As of the close of business December 8, 2006, Hollinger and its subsidiaries - other than Sun-Times and its subsidiaries - had approximately US$33.2 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Sun-Times. Based on the December 8, 2006 closing price of the shares of Class A Common Stock of Sun-Times on the NYSE of US$4.82, the market value of Hollinger's direct and indirect holdings in Sun-Times was US$76.0 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Sun-Times is being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Sun-Times is pledged as security in connection with the senior notes (the "Senior Notes") and the second senior notes (the "Second Senior Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited approximately C$8.8 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers. In addition, C$758,000 has been deposited in escrow with the law firm of Davies Ward Phillips & Vineberg LLP in support of the obligations of a certain Hollinger subsidiary.

As of December 8, 2006, there was approximately US$72.3 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Senior Notes outstanding. Hollinger is current on all payments due under its outstanding Senior notes and Second Senior Notes (collectively, the "Notes"). However, it is non-compliant under the Indentures governing the Notes with respect to certain financial reporting obligations and other covenants arising from the insolvency proceedings of the Ravelston Entities (as defined below). Neither the trustee under the Indentures nor the holders of the Notes have taken any action as a result of such defaults.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, the Court issued two orders by which The Ravelston Corporation Limited ("Ravelston") and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Bankruptcy & Insolvency Act (Canada) and the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, RSM Richter Inc. ("Richter") was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, the Court further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger (collectively, Argus Corporation Limited and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities"). On June 12, 2006, the Court appointed Richter as receiver and manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of Ravelston. The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger. The Court has extended the stay of proceedings against the Ravelston Entities to January 19, 2007.

Company Profile

Hollinger's principal asset is its direct and indirect holdings of approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com

December 7, 2006

IN THE MATTER OF
THE SECURITIES LEGISLATION OF
BRITISH COLUMBIA, SASKATCHEWAN, MANITOBA,
ONTARIO, QUÉBEC, NEW BRUNSWICK, NOVA SCOTIA,
NEWFOUNDLAND AND LABRADOR, YUKON TERRITORY
AND NUNAVUT (the “Jurisdictions”)

AND

IN THE MATTER OF
THE MUTUAL RELIANCE REVIEW SYSTEM FOR
EXEMPTIVE RELIEF APPLICATIONS

AND

IN THE MATTER OF
HOLLINGER INC.
(the “Applicant”)

MRRS DECISION DOCUMENT

Background

The local securities regulatory authority or regulator (the “Decision Maker”) in each of the Jurisdictions has received an application from the Applicant for a decision under the securities legislation of the Jurisdictions (the “Legislation”) that the Applicant be exempt from certain requirements of the Legislation, including certain requirements in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 52-107 - Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”), as described below under the heading “Requested Relief”.

Under the Mutual Reliance Review System for Exemptive Relief Applications:

(a)  the Ontario Securities Commission (the “OSC”) is the principal regulator for this application, and

(b)  this MRRS decision document evidences the decision of each Decision Maker.

Requested Relief

The Applicant has requested the relief set out below (the “Requested Relief”):

(a)
With respect to the annual financial statements for the 12 months ended December 31, 2003 (the “December 2003 Financial Statements”), relief from the requirement in the Legislation and in section 3.1(1) of NI 52-107 that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as applicable to public enterprises.

(b)
With respect to each of the December 2003 Financial Statements and the annual financial statements for the 12 months ended December 31, 2004 (the “December 2004 Financial Statements”), relief from the requirement in the Legislation, if applicable, and in section 3.2(a) of NI 52-107 that financial statements that are required by securities legislation to be audited in accordance with Canadian generally accepted auditing standards (“GAAS”) must be accompanied by an auditor's report that does not contain a reservation.

(c)
With respect to the presentation format of (i) the December 2003 Financial Statements, which will be presented on a stand-alone basis, and (ii) the December 2004 Financial Statements, which will be presented in a multi-columnar format (the “Multi-Columnar Format”) along with audited annual financial statements for the year ended December 31, 2005 (the “December 2005 Financial Statements”) and audited annual financial statements for the transition year following a change in year-end consisting of the three months ended March 31, 2006 (the “March 2006 Financial Statements” and together with the December 2003 Financial Statements, the December 2004 Financial Statements and the December 2005 Financial Statements, collectively, the “Historical Annual Financial Statements”), relief from:

(i) the requirement in the Legislation, if applicable, and in section 4.1(a) and (b) of NI 51-102 that a reporting issuer must file comparative annual financial statements in respect of the most recently completed financial year and the financial year immediately preceding the most recently completed financial year; and

(ii) the requirement in the Legislation, if applicable, and in section 5.1(1) of NI 51102 that a reporting issuer must file management's discussion and analysis (“MD&A”) relating to the comparative annual financial statements required under Part 4 of NI 51-102.

Interpretation

Defined terms contained in National Instrument 14-101 - Definitions have the same meaning in this decision unless they are defined in this decision.

Representations

This decision is based on the facts represented by the Applicant set out below.

1.  The Applicant is a corporation continuing from an amalgamation under the Canada Business Corporations Act (the “CBCA”), and its principal and registered office is located at 10 Toronto Street, Toronto, Ontario, M5C 2B7. The Applicant is a reporting issuer (or its equivalent) in each of the provinces and territories of Canada where such status exists and is a foreign private issuer in the United States.
2. The Applicant is a “mutual fund corporation” under the Income Tax Act (Canada) and, as a result, is not permitted to own assets (other than equity securities) directly. The Applicant’s assets (other than its equity share ownership in its subsidiaries) are owned indirectly through its subsidiaries.

3. The Applicant’s principal asset is its interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.) (“Sun-Times”), a corporation governed by the laws of the State of Delaware. Sun-Times is a newspaper publisher, the assets of which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. As of July 31, 2006, the Applicant owned, directly or indirectly 782,923 Class A Common shares of Sun-Times (the “Sun-Times A Shares”) and 14,990,000 Class B Common shares of Sun-Times (the “Sun-Times B Shares”) (collectively, the “Sun-Times Shares”), being approximately 19.7% of the equity and 70.1% of the voting interest in Sun-Times.

4. The authorized capital of the Applicant consists of an unlimited number of retractable common shares (the “Common Shares”), an unlimited number of Exchangeable Non-Voting Preference Shares Series I (the “Series I Preference Shares”), an unlimited number of Exchangeable Non-Voting Preference Shares Series II (the “Series II Preference Shares”) and an unlimited number of Retractable Non-Voting Preference Shares Series III (the “Series III Preference Shares”). As at June 30, 2006, 34,945,776 Common Shares and 1,701,995 Series II Preference Shares were issued and outstanding and there were no Series I Preference Shares or Series III Preference Shares issued and outstanding. The only voting securities of the Applicant are the Common Shares.

5. The outstanding Common Shares and Series II Preference Shares are listed on the Toronto Stock Exchange under the symbols “HLG.C” and “HLG.PR.B”, respectively.

6. Each of the outstanding shares of the Applicant is retractable at the option of the holder. The Common Shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for Sun-Times A Shares of equivalent value or, at the Applicant's option, cash of equivalent value. The retraction price is derived from the fair value of the Applicant’s assets less its liabilities.

7. On retraction, the Series II Preference Shares are exchangeable into a fixed number of the Applicant’s Sun-Times A Shares or, at the Applicant’s option, cash of equivalent value.

8.  The Applicant has outstanding US$93.0 million aggregate principal amount of Senior Secured Notes (the “Notes”). The Notes are guaranteed by, among others, Ravelston Management Inc. (“RMI”), a wholly-owned subsidiary of Ravelston Corporation Limited (“RCL”). RCL is a holding company that, prior to being placed into receivership, was controlled by Conrad Black. The principal asset of RCL is its direct and indirect interest in the Applicant. In 2005, RCL and RMI were declared to be insolvent and RSM Richter Inc. (“Richter”) was appointed by the Ontario Court of Justice as receiver of their respective assets. The Notes are secured by, among other things, a first priority lien on 14,990,000 Sun-Times B Shares owned, directly or indirectly, by the Applicant. Under the terms of the Notes, the Applicant is subject to certain restrictive covenants and other obligations.

9. The Applicant is currently prevented from honouring retractions of the Common Shares and the Series II Preference Shares as a consequence of it being in default under the terms of the indentures governing the Notes. As of June 30, 2006, there were retraction notices from holders of 160,373 Common Shares at a retraction price of $9.00 per share and 211 Common Shares at a retraction price of $7.25 per share, which the Applicant is unable to complete at the present time.

10.  In its financial statements in respect of periods ending on or before September 30, 2003, the Applicant had accounted for its investment in Sun-Times using the consolidation method as it exercised control over Sun-Times as that term is defined in the Canadian Institute of Chartered Accountants Handbook (the “CICA Handbook”). The business and affairs of the Applicant, Sun-Times and their respective subsidiaries were predicated on the fact that, as a majority shareholder of Sun-Times, the Applicant controlled Sun-Times in that it managed, or supervised the management of, the business and affairs of Sun-Times. However, during and following November 2003, certain events occurred that the Applicant submits caused it to cease to control or exercise significant influence over Sun-Times, as those terms are defined in the CICA Handbook. Those events included the following:

(a)	the Applicant no longer had a majority of the nominees forming part of the board of directors of Sun-Times (the “Sun-Times Board”);
(b)	Sun-Times co-operated in an attempt to obtain an order from a United States court in Chicago affecting the Applicant’s right to exercise its ordinary powers as a majority shareholder, including with respect to the composition of the Sun-Times Board;
(c)	substantially all of the powers of the Sun-Times Board were delegated to a committee thereof, of which none of the nominees of the Applicant was a member;
(d)	Sun-Times commenced litigation against the Applicant and the Applicant made certain counterclaims against Sun-Times in respect of matters which continue to be unresolved;
(e)	restrictions were imposed on the Applicant by a United States court order relating to the alienation of its interests in Sun-Times and the alienation of any controlling interest in the Applicant itself;
(f)	the Applicant became unable to exercise certain fundamental rights associated with being a majority voting shareholder of Sun-Times, including amending the by-laws of Sun-Times and supervising the overall strategic, business and operating initiatives of Sun-Times;
(g)	without the consent or involvement of the Applicant or its nominees on the Sun-Times Board, the Sun-Times Board delegated to a committee thereof the authority to review and evaluate Sun-Times' strategic alternatives, including a possible sale of Sun-Times or one or more of its assets;
(h)	the Applicant and its auditors were denied access to the books and records of Sun-Times; and
(i)	the relationship between the Applicant and Sun-Times had deteriorated into one in which there was very little mutual co-operation, assistance or regard to the interests of the Applicant and Sun-Times as a group.

11. Prior to May of 2003, the Sun-Times Board was composed of five inside directors (Lord Black, Lady Black, David F. Radler, Daniel W. Colson and Peter Y. Atkinson) and eight outside directors (Richard Burt, Henry Kissinger, Marie-Josee Kravis, Shmuel Meitar, Richard N. Perle, Alfred Taubman, James R. Thompson and Leslie H. Wexner).

12. In May of 2003, Tweedy, Brown Company, LLC, a public shareholder of Sun-Times, wrote to the Sun-Times Board and demanded that the Sun-Times Board undertake an investigation with respect to certain allegations regarding related party transactions.

13.  In May of 2003, three of the outside directors did not stand for re-election and an additional outside director, Gordon Paris, was appointed to the Sun-Times Board, resulting in a total of six remaining outside directors.

14. In June of 2003, the Sun-Times Board established a special committee (the “Special Committee”) to examine shareholders’ allegations and appointed Mr. Paris to be its Chair. In July of 2003, two additional outside independent directors, Graham Savage and Raymond Seitz, were appointed to the Sun-Times Board and made members of the Special Committee.

15. In early November 2003, the Special Committee reported the preliminary results of its investigation to the Sun-Times Board. The Special Committee determined that approximately US$32.15 million in unauthorized payments had been made by Sun-Times to related parties who included Lord Black, Mr. Radler, Mr. Atkinson and J.A. Boultbee. As a consequence of these investigations, the Special Committee of Sun-Times took steps to secure Sun-Times’ ability to act autonomously and independently. Sun-Times made a number of demands of Lord Black which led to an agreement that Lord Black entered into with Sun-Times dated November 15, 2003 (the “Restructuring Proposal”) in which Lord Black agreed, in his capacity as Chairman of Sun-Times, that he would devote his principal time and energy to pursuing a range of alternative strategic transactions that Sun-Times' board of directors intended to pursue (the “Strategic Process”). As well, Lord Black agreed, in his capacity as the majority stockholder of the Applicant, that he would not support a transaction involving ownership interests in the Applicant if such transaction would negatively affect Sun-Times’ ability to consummate a transaction resulting from the Strategic Process unless it was necessary to enable the Applicant to avoid a material default or insolvency. Lord Black also agreed that a number of personnel changes would be made at Sun-Times including the resignation of a number of the Applicant’s nominees from the board of Sun-Times.

16.  On November 17, 2003, Lord Black resigned as Sun-Times’ Chief Executive Officer. At the same time, Mr. Radler resigned as President and Chief Operating Officer and as a director of Sun-Times and Mr. Atkinson resigned as a director of Sun-Times. In addition, Mark Kipnis resigned as Sun-Times’ Vice President and Corporate Counsel and Mr. Boultbee was terminated from his position as Executive Vice-President of Sun-Times. Lord Black, Mr. Radler, Mr. Atkinson and Mr. Boultbee were all nominees of the Applicant at that time.

17. Also, on November 17, 2003, Sun-Times announced the Restructuring Proposal pursuant to which it unilaterally terminated each of the services agreements (the “Services Agreements”) between RMI and Sun-Times, effective June 1, 2004. Subsequent to December 2003, Sun-Times ceased to make any payments to RMI under the Services Agreements. This termination had an impact on RMI’s ability to make its required payments to the Applicant under a support agreement (the “Support Agreement”) entered into in March of 2003 between RMI and the Applicant in connection with the Applicant’s issuance of the Notes. Among other things, the failure of RMI to make the cash payments to the Applicant as required under the Support Agreement resulted in the Applicant being in default under the terms governing the Notes.

18. Sun-Times also announced on November 17, 2003 that, pursuant to the Restructuring Proposal, the Sun-Times Board had retained a financial advisor to review and evaluate the Strategic Process. The Strategic Process was to be under the direction of the newly reconstituted five member executive committee of the Sun-Times Board (the “Executive Committee”), of which only one member, Lord Black, was a nominee of the Applicant to the Sun-Times Board. By the end of November 2003, the Applicant ceased to exercise any meaningful control over Sun-Times. Without any input from the Applicant, the Sun-Times Board has approved the dispositions of several of Sun-Times' material assets including the Telegraph Group Limited (“Telegraph Group”) in July 2004, The Jerusalem Post and its related publications in December 2004 and certain Canadian newspaper operations in December 2005.

19. On December 23, 2003, KPMG LLP (“KPMG Canada”) resigned as the auditors of the Applicant. KPMG LLP (“KPMG USA”) continue to serve as the auditors of Sun-Times.

20. On January 16, 2004, a court order was issued by the United States District Court for the Northern District of Illinois in the matter of the United States Securities and Exchange Commission v. Hollinger International Inc. (the “Sun-Times Consent Order”). The Sun-Times Consent Order provided that, among other things, a special monitor (the “Special Monitor”) of the Sun-Times Board would be appointed to oversee the activities of the Sun-Times Board in certain circumstances, including in the event that any of the Applicant's nominees were elected to the Sun-Times Board without its endorsement. The Special Monitor's mandate would be to, among other things, protect the interests of the non-controlling shareholders of Sun-Times to the extent permitted by law.

21. On or about January 16, 2004, Sun-Times commenced an action in the United States District Court for the Northern District of Illinois (Chicago) against the Applicant and others claiming damages in excess of US$200 million in relation to various payments alleged to have been improperly received by the Applicant and others from Sun-Times and others.

22. On January 17, 2004, Lord Black resigned as Chairman of the Sun-Times Board.

23.  On January 18, 2004, Lord Black and RCL entered into an agreement with Press Holdings Sun-Times Limited (“PHIL”) whereby Lord Black, RCL and related parties agreed to sell their shares in the Applicant to PHIL (the “PHIL Transaction”). The following related events subsequently transpired:

(a)
On January 20, 2004, the Sun-Times Board adopted resolutions creating a committee of the Sun-Times Board known as the Corporate Review Committee (the “CRC”). This committee was composed of all of the members of the Sun-Times Board except the nominees of the Applicant. The CRC was delegated, essentially, all of the strategic powers of the Sun-Times Board.

(b)	On January 23, 2004, the Applicant purported to amend the by-laws of Sun-Times to, among other things, disband the CRC and protect its interests as the majority voting shareholder of Sun-Times.

(c)
On January 25, 2004, notwithstanding the amendments to the by-laws, the CRC caused Sun-Times to adopt a shareholders’ rights plan (the “SRP”) which, among other things, effectively prevented Lord Black and RCL from agreeing to sell their shares in the Applicant to PHIL but deferred the implementation of the SRP until a court of competent jurisdiction could determine whether the CRC remained a valid committee of the Sun-Times Board and had the power to adopt the SRP.

(d)
On January 26, 2004, Sun-Times commenced an action against the Applicant and others in the Court of Chancery of the State of Delaware. By an Order and Judgment entered on March 4, 2004 (the “Delaware Order”), Vice-Chancellor Strine ruled in favour of Sun-Times and held, among other things, that the by-law amendments referred to above, were ineffective, that the CRC was duly constituted, that the SRP was permissibly adopted and that the Applicant and others be enjoined from taking any steps to pursue or consummate the PHIL Transaction or any other transaction which would frustrate the Strategic Process.

24. On March 12, 2004, the Applicant's new auditors, Zeifman & Company, LLP (“Zeifman” or the “Auditors”), wrote to Sun-Times requesting co-operation by Sun-Times management and by Sun-Times’ auditors to the extent necessary in order to permit Zeifman to complete an audit of the Applicant. On March 19, 2004, Sun-Times replied to Zeifman essentially denying the co-operation of Sun-Times management. Both KPMG Canada and Sun-Times' auditors, KPMG USA, also refused to allow Zeifman to rely on their past, and in the case of KPMG USA, present and future, audit work.

25. On March 24, 2004, Mr. Colson resigned as deputy chairman and chief executive officer of the Telegraph Group and as chief operating officer of Sun-Times, leaving no associates of Lord Black remaining in the management of Sun-Times.

26.  During the first quarter of 2004, Sun-Times commenced the process of providing for its own corporate accounting and reporting functions, including computerized consolidation systems, making such systems distinct and separate from those of the Applicant, RMI and RCL.

This included hiring its own staff, leasing its own premises and making offers of employment to certain RMI employees. Sun-Times also commenced the process of discontinuing its previous practice of storing detailed financial information on systems shared with the Applicant and ceased sharing any financial information with the Applicant. During 2004, Sun-Times restricted direct access by the Applicant to the Applicant's systems, historical data and servers, a situation that was partially, but not satisfactorily, remedied in June 2005.

27. In March 2004, the Applicant commenced a pre-filing process with OSC Staff indicating that it had lost control of Sun-Times during 2003 and wished to explore possible accounting alternatives going forward.

28. On June 1, 2004, the OSC issued a Management and Insider Cease Trade Order (the “Hollinger MCTO”) as a result of the failure of the Applicant in filing, among other things, its annual and first quarter interim financial statements by the required filing dates under applicable Canadian securities laws. The Hollinger MCTO was subsequently varied on March 8, 2005, August 10, 2005, and April 28, 2006. The Hollinger MCTO currently remains in effect. Similar Management and Insider Cease Trade Orders have also been issued by the British Columbia Securities Commission and the Alberta Securities Commission in respect of certain former officers and directors of the Applicant resident in British Columbia and Alberta.

29. In February 2004, Sun-Times commenced an action against the Applicant and others in the Ontario Superior Court of Justice seeking, among other things, the return of documents allegedly the property of Sun-Times. The Applicant and others counterclaimed for, among other things, damages in respect of the failure by Sun-Times to make payments under the Services Agreements.

30. On July 1, 2004, the Applicant filed a complaint in the Delaware Chancery Court seeking to have the court require that Sun-Times submit the sale of its U.K. assets (principally the Telegraph Group) to ratification by its shareholders. On July 29, 2004, the Delaware Chancery Court denied the Applicant’s complaint. Sun-Times completed the sale of the Telegraph Group on July 30, 2004.

31. On September 3, 2004, Mr. Justice Colin L. Campbell ordered that an inspector conduct an investigation of the Applicant. On October 27, 2004, Ernst & Young Inc. (the “Inspector”) was appointed as an inspector pursuant to section 229(1) of the CBCA. In making the appointment, Justice Campbell noted that the efforts of the Applicant had been neither sufficient nor timely in addressing the legitimate concerns raised by the public shareholders of the Applicant regarding related party transactions involving the Applicant, which at that time remained under the indirect control and direction of Lord Black.

32. On November 2, 2004, Lord Black resigned as a director and officer of the Applicant. During that same month the Ontario Superior Court of Justice ordered the removal of Lord Black, Lady Black, Mr. Radler and Mr. Boultbee from the board of directors of the Applicant.

33.  On November 15, 2004, the United States Securities and Exchange Commission (the “SEC”) filed a complaint in the United States District Court for the Northern District of Illinois, Eastern Division against Lord Black, Mr. Radler and the Applicant for certain alleged violations of U.S. securities laws. The SEC seeks declaratory and injunctive relief, disgorgement of amounts improperly paid to defendants, a civil monetary penalty, an order barring Lord Black and Mr. Radler from serving as an officer or director of any issuer required to file reports with the SEC, and a voting trust on Sun-Times shares held by Lord Black and the Applicant.

34.  Through to the end of 2004, the Applicant continued discussions with Sun-Times in an attempt to reach an agreement regarding Sun-Times' co-operation with the Applicant and Zeifman to facilitate the preparation of the Applicant's audited financial statements, among other things. These discussions failed to result in any definitive agreement between the parties, as the terms upon which Sun-Times was prepared to offer its cooperation were insufficient to facilitate the preparation of the Applicant’s audited financial statements.

35. On March 4, 2005, the Applicant released alternative unaudited financial information as at September 30, 2004 in the form of a consolidated balance sheet (“CBS”). The CBS was prepared in accordance with the Applicant's traditional accounting policies with the exception that it had been prepared as though the Applicant had always accounted for its assets and liabilities at their market values.

36. On March 18, 2005, the OSC issued a Notice of Hearing in connection with a hearing (the “Hearing”) to consider whether, pursuant to sections 127(1) and 127.1 of the Securities Act (Ontario), it is in the public interest for the OSC to make certain orders in respect of the Applicant, Lord Black, Mr. Radler, Mr. Boultbee and Mr. Atkinson. The statement of allegations prepared by OSC staff (the “Statement of Allegations”) includes allegations relating to the failure by the Applicant to file interim statements (and management’s discussion and analysis related thereto) for the three-month period ended March 31, 2004 and subsequent interim filing requirements, and failed to file its annual financial statements (and management’s discussion and analysis related thereto) and its Annual Information Form (“AIF”) for the year ended December 31, 2003, contrary to the requirements of Ontario securities law. The Applicant acknowledges that the Requested Relief is intended to be prospective in nature and is without prejudice to the matters to be determined at the Hearing. The Hearing is presently scheduled for June 1, 2007, or as soon thereafter as may be fixed by the Secretary to the Commission and agreed to by the parties.

37.  On March 21, 23 and 24, 2005, the Commission held a hearing to consider an application by the Applicant under section 144 of the Act for an Order to vary the Hollinger MCTO to permit certain direct or indirect trades of securities of the Applicant that may be required to effect, or that may occur in connection with, the proposed share consolidation going private transaction (the “Going Private Transaction”) involving the Applicant, as described in the Hollinger Management Proxy Circular dated March 4, 2005 and filed on SEDAR on March 10, 2005. On March 27, 2005, the OSC released its decision that it was unable to form the opinion that it would not be prejudicial to the public interest to grant the relief sought by the Applicant and others in connection with the Going Private Transaction. As a result, the OSC denied granting the requested relief of varying the Hollinger MCTO and a similar Management and Insider Cease Trade Order made in respect of Sun-Times.

38.  On April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice issued two orders by which RCL and RMI were (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada) (collectively, the “Receivership and CCAA Orders”). Pursuant to the Receivership and CCAA Orders:

(a) Richter was appointed receiver and manager of all of the assets and property of RCL and RMI except for certain shares held directly or indirectly by them, including shares of the Applicant and RMI; and

(b) Richter took possession and control of RCL's common shares and, as a result, Richter, at the time, directly or indirectly exercised control or direction over 16.5% of the Common Shares.

39. On May 18, 2005, Mr. Justice Farley further ordered the Receivership and CCAA Orders be applied to Argus Corporation Limited and five of its subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares and 3.9% of the Series II Preference Shares. As a result of this further order, Richter exercised control or direction over an aggregate of 78.3% of the Common Shares and 3.9% of the Series II Preference Shares.

40. On July 8, 2005, Justice Campbell of the Ontario Superior Court of Justice approved a consent Order reconstituting the Applicant's board of directors. The consent Order provided for the removal of two of the then remaining four interim directors and the appointment of five new directors. Later that month, the two remaining interim directors resigned from the Applicant's board of directors, and four new directors, namely Stanley Beck, Joseph Wright, Newton Glassman and Randall Benson were appointed to the Applicant's board of directors. Mr. Benson was appointed as the Applicant's Chief Restructuring Officer. The four new directors, together with David Drinkwater and David Rattee, who were appointed in August 2005, formed a new board of directors of the Applicant.

41. On November 14, 2005, the Applicant received the report of the Inspector.

42. Sun-Times called a shareholders’ meeting for January 24, 2006 with the selection of the Sun-Times Board scheduled to be voted on at that meeting. The Applicant had previously advised Sun-Times of its desire to obtain representation on the Sun-Times Board proportionate to its equity interest. The Applicant specifically requested that two of its nominees serve on the Sun-Times Board. The slate of proposed new directors issued as part of Sun-Times' proxy statement did not include any nominees of the Applicant. Sun-Times had offered to include one nominee of the Applicant on its board in return for an agreement to restrict the voting rights attached to the Applicant's Sun-Times Shares. The Applicant indicated that this offer was unacceptable.

43.  The Applicant nominated two representatives, Messrs. Beck and Benson, to the Sun-Times Board of nine directors. The Applicant's representatives were not endorsed by the Sun-Times Board, and as a result, in accordance with the special court order dated January 16, 2004 issued by a U.S. District Court, the Special Monitor was appointed in January 2006. The Special Monitor's mandate is to, among other things, protect the interests of Sun-Times' non-controlling shareholders to the extent permitted by law. The Applicant supported the slate of other directors proposed by Sun-Times. The two nominees on the Sun-Times Board are not on any committees of the Sun-Times Board.

44. Sun-Times called a further shareholders’ meeting for June 13, 2006 with the selection of the Sun-Times Board scheduled to be once again voted on at that meeting. Prior to such meeting, Sun-Times initiated a conversation with the Applicant regarding the Applicant's intention to retain seats on the Sun-Times Board. In those conversations, Sun-Times expressed its belief that no member of the Applicant's board of directors should sit on the Sun-Times Board. The Applicant indicated that it sought to nominate two representatives to the Sun-Times Board. Sun-Times ultimately agreed to include two representatives of the Applicant on its slate of nominees so long as they were Messrs. Beck and Benson, and not new nominees of the Applicant.

45.  On June 13, 2006, Messrs. Beck and Benson were re-elected as directors of Sun-Times. Following their election, Sun-Times reasserted its view that neither Mr. Beck nor Mr. Benson was independent. Each of them continued not to serve on any committee of the Sun-Times Board.

46.   On July 6, 2006, the Applicant filed a counterclaim against Sun-Times in the United States District Court for the Northern District of Illinois, Eastern Division. The Applicant is seeking a judgment against Sun-Times, and compensatory and punitive damages to be determined at trial, for: (a) fraud in connection with the transfer of The Daily Telegraph in 1995 and several Canadian newspapers in 1997 from the Applicant to Sun-Times; (b) conspiracy to defraud the Applicant; (c) unjust enrichment by Sun-Times in its acquisition of assets from the Applicant; (d) unlawful interference with the economic interests of the Applicant; (e) aiding and abetting in fraud against the Applicant; and (f) aiding and abetting a breach of fiduciary duty against the Applicant.

47.  At a meeting on July 7, 2006, the Applicant's board of directors determined that it was no longer appropriate for Messrs. Beck and Benson to serve on the Sun-Times Board, as a result of the counterclaim filed by the Applicant against Sun-Times described above. On July 13, 2006, Messrs. Beck and Benson resigned from the Sun-Times Board. As a result of these resignations, the Applicant currently has no nominees serving as directors on the Sun-Times Board.

48.  Following the loss of control and significant influence by the Applicant over Sun-Times during November of 2003, the Applicant's investment in Sun-Times becomes subject to the cost method and, under the transitional provisions of certain new accounting standards (the “New Standards”), the fair value method as of January 1, 2004. The Applicant proposes to file financial statements by electing to account for its investment in Sun-Times on the fair value method in accordance with the transitional provisions of the New Standards commencing January 1, 2004. The New Standards are comprised of the following CICA Handbook sections:
a.	(a) Section 3051: Investments;
b.	(b) Section 1530: Comprehensive income;
c.	(c) Section 3855: Financial instruments — recognition and measurement; and
d.	(d) Section 1590: Subsidiaries (amended to reflect impact of the New Standards).

49. The Applicant has not filed any financial statements, MD&A or certifications by its chief executive officer or chief financial officer of its financial statements, as applicable, since its interim financial statements for the nine months ended September 30, 2003. The Applicant has not filed an annual information form in respect of any financial year subsequent to the financial year ended December 31, 2002.

50. The Applicant is not in default of its obligations under Part 9 of NI 51-102 in respect of the filing of management proxy materials.

51. The Applicant has filed a Form 13-502F1 and paid the related fees under OSC Rule 13502 - Payment of Fees (“OSC Rule 13-502”) for each financial year ended on or after December 31, 2003 and, accordingly, is no longer in default of its obligations under Part 2 of OSC Rule 13-502.

52.  On April 18, 2006, the Applicant filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) a notice dated March 31, 2006 pursuant to section 4.8 of NI 51-102 announcing its decision to change the Applicant's financial year-end from December 31 to March 31. On March 31, 2006, the Applicant submitted a request to Canada Revenue Agency to approve the change of financial year-end.

53. As set out in the notice, the Applicant sought to change its financial year-end as it proposed to cease reporting its financial results on a consolidated basis with those of Sun-Times and instead present its investment in Sun-Times on a fair value basis. As a result of this change, it would no longer be necessary for the Applicant to have the same year-end as Sun-Times. A change to March 31 would facilitate enhanced discussion and analysis of its investment in Sun-Times.

54. The notice set out the information prescribed by section 4.8 of NI 51-102, including details regarding the financial statements intended to be filed by the Applicant in respect of its old financial year, its transition year and its new financial year.

Proposed Filings

55.	The Applicant proposes to file the following documents (the “Proposed Filings”):

(a)
December 2003 Financial Statements will be presented on a stand-alone basis, together with the relevant MD&A on Form 51-102F1. The December 2003 Financial Statements will reflect, solely with respect to the Applicant's investment in Sun-Times, the fair value basis in accordance with the New Standards, notwithstanding that the New Standards were not effective for that period. GAAP would require that the December 2003 Financial Statements consolidate the results of Sun-Times up to the date on which the Applicant ceased to exercise control or significant influence over Sun-Times and thereafter on a cost basis. The December 2003 Financial Statements will be prepared in accordance with GAAP in all other respects. The December 2003 Financial Statements will be audited in accordance with Canadian GAAS and will be accompanied by an auditor's report that contains an adverse opinion due to the nature of the GAAP departure described above. Although the December 2003 Financial Statements will not be prepared in accordance with GAAP, they will present the same level of disclosure about the Applicant as for subsequent years when the Applicant’s investment in Sun-Times may be accounted for on a fair value basis in accordance with the New Standards.

(b)
The Auditors will, however, undertake specified procedures in respect of the December 2003 Financial Statements in accordance with section 9100 of the CICA Handbook. The Applicant will provide a copy of the specified procedures report in respect of the December 2003 Financial Statements in accordance with section 9100 of the CICA Handbook to the Decision Makers within 90 days of the issuance of this decision.

(c)
Audited December 2004 Financial Statements will reflect the adoption of the New Standards effective January 1, 2004 and be presented in the Multi-Columnar Format. The audit report on the December 2004 Financial Statements will be qualified with respect to the adjustment to retained earnings at January 1, 2004 reflecting the change in the Applicant’s investment in Sun-Times from its carrying value (under consolidation up to the date on which the Applicant ceased to exercise control or significant influence over Sun-Times) to its fair value under the New Standards.

(d)
The certification required by section 2.1 of Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (“MI 52-109”) will be filed on Form 52-109FT1 in respect of the December 2004 Financial Statements.

(e)
Audited December 2005 Financial Statements will be presented as part of, and comparative to, the December 2004 Financial Statements in the Multi-Columnar Format. The audit report on the December 2005 Financial Statements will be unqualified. For the purpose of the requirements of section 4.8 of NI 51-102, the 12 months ended December 31, 2005 will constitute the Applicant's “old financial year”.

(f)	The certification required by section 2.1 of MI 52-109 will be filed on Form 52109F1, as modified by section 5.2(1) of MI 52-109, in respect of the December 2005 Financial Statements.

(g)
Audited March 2006 Financial Statements will be presented as part of, and comparative to, the financial statements for the 12 months ended December 31, 2005 in the Multi-Columnar Format. The audit report on the March 2006 Financial Statements will be unqualified, as will the audit report on the comparative December 2005 Financial Statements. For the purpose of the requirements of section 4.8 of NI 51-102, the financial year consisting of the three months ended March 31, 2006 will constitute the Applicant's “transition year” and the financial year ended March 31, 2007 will constitute the Applicant's “new financial year”.

(h)	The certification required by section 2.1 of MI 52-109 will be filed on Form 52109F1, as modified by section 5.2(1) of MI 52-109, in respect of the March 2006 Financial Statements.

(i)
MD&A relating to each of the December 2004 Financial Statements, the December 2005 Financial Statements and the March 2006 Financial Statements will be prepared in respect of such audited financial statements on a comparative basis, in a manner consistent with the Multi-Columnar Format, and will otherwise be prepared in accordance with Form 51-102F1.

(j)
Unaudited interim financial statements for each of the interim periods ending after March 31, 2006 (the “Interim Financial Statements”) will be prepared and presented in accordance with NI 51-102 and NI 52-107, together with the relevant MD&A on Form 51-102F1.

(k)	The certification required by section 2.1 of MI 52-109 will be filed on Form 52109F2 in respect of the Interim Financial Statements.

(l)
Annual information forms for the financial year ended December 31, 2005 and for the financial year consisting of the three months ended March 31, 2006 will be presented on Form 51-102F2. The annual information forms will include the disclosure required by Item 18 (Additional Disclosure for Companies Not Sending Information Circulars) of Form 51-102F2, in light of the fact that the Applicant has not been required to send a Form 51-102F5 to its shareholders as of yet.

(m)
An amended notice will be filed pursuant to section 4.8 of NI 51-102 that will replace and supersede in its entirety the notice dated March 31, 2006 previously filed on SEDAR by the Applicant. The amended notice will contain the information prescribed by section 4.8 of NI 51-102 and reflect the information set out in this Order, including the Applicant's: (a) old financial year will be the 12 months ended December 31, 2005; (b) transitional year will be the three months ended March 31, 2006; and (c) new financial year will be the 12 months ended March 31, 2007.

56. The Applicant will use the Multi-Columnar Format to present the March 2006 Financial Statements, the December 2005 Financial Statements and the December 2004 Financial Statements. This will make the process less duplicative and more efficient given the Applicant's limited resources and will enable readers to access all of the relevant financial information in one place. In addition to presenting these financial statements in the Multi-Columnar Format, the Applicant will prepare and file separately (i) the December 2003 Financial Statements on a stand-alone basis, and (ii) the Interim Financial Statements (with comparatives for the corresponding interim periods during 2005, except for the balance sheet which will be presented comparative to the audited balance sheet as at March 31, 2006).

Need for relief

57.  The Applicant believes that it is unable to prepare the December 2003 Financial Statements in accordance with GAAP or have the December 2003 Financial Statements or the December 2004 Financial Statements audited in accordance with GAAS and accompanied by an auditor’s report that does not contain a reservation since to prepare and audit the financial statements in accordance with the requirements requires that the Applicant and its auditors to have co-operation by Sun-Times management and by Sun-Times’ auditors. The co-operation has been refused. Relief is needed because the Proposed Filings do not comply with certain form and content requirements contained in the Legislation, including requirements contained in NI 51102 and NI 52-107.

Prospective nature of the relief

58.  The Applicant acknowledges that the Requested Relief is intended to be prospective in nature and is requested solely to permit the Applicant to make certain filings after the date of the decision that do not meet certain form and content requirements contained in the Legislation, including NI 51-102 and NI 52-107. The Requested Relief will not, if granted, have retroactive effect or alter the default status of the Applicant for the period precededing the date the Applicant makes the Proposed Filings in accordance with this decision.

Decision

Each of the Decision Makers is satisfied that the test contained in the Legislation that provides the Decision Maker with the jurisdiction to make the decision has been met.

The decision of the Decision Makers under the Legislation is that the Requested Relief is granted provided that the Applicant makes the Proposed Filings with each of the Decision Makers within 90 days of the issuance of this decision.

“Susan Wolburgh Jenah”	“Carol S. Perry”

Vice-Chair	Commissioner
Ontario Securities Commission	Ontario Securities Commission

“Kelly Gorman”
Assistant Manager, Corporate Finance
Ontario Securities Commission